UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Registration No. 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,
Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into Material Definitive Agreements

On November 17, 2020, Dragon Victory International Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Investor”) for the sale and issuance to the Investor of up to $1,500,000 of convertible debentures (“Debentures”), which shall be convertible into the Company’s ordinary share, $0.0001 par value per share (“Ordinary Shares”), of which $500,000 shall be purchased upon the signing Securities Purchase Agreement, $500,000 shall be purchased upon the filing of a registration statement with the SEC registering the resale of the shares to be issued upon conversion of the Ordinary Shares (“Conversion Shares”) by the Investor and satisfaction of other conditions, and $500,000 shall be purchased on or about the date the registration statement has first been declared effective by the U.S. Securities and Exchange Commission (“SEC”).

The Debentures will mature twelve months from their issuance and are convertible into ordinary shares of the Company. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to 5%, which interest rate shall increase to an annual rate of 15% for so long as any event of default remains uncured. Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Debentures; provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Debentures with at least 10 business days’ prior written notice.

In connection with the Securities Purchase Agreement, on November 17, 2020 the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investor pursuant to which the Company agreed to prepare and file with the SEC a registration statement on Form F-1 or Form F-3 covering the resale by the Investor of (i) the Conversion Shares, and (ii) the 50,000 ordinary shares issued to the Investor as part of the transaction, within 21 days of the date of the Securities Purchase Agreement.

On November 20, 2020, the Company issued a convertible debenture (the “First Debenture”) in the amount of $500,000 to the Investor.

The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, First Debenture and the Registration Rights Agreement, which are attached hereto as Exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited
Date: November 20, 2020
	By:	/s/ Limin Liu
		Name:	Limin Liu
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

Exhibit 10.1	Securities Purchase Agreement dated November 17, 2020

Exhibit 10.2	Registration Rights Agreement dated November 17, 2020

Exhibit 10.3	Convertible Debenture dated November 20, 2020

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